February 23, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (617) 937-1929

John N. Spinney, Jr.
Senior Vice President and Chief Financial Officer
Investors Financial Services Corp.
200 Clarendon Street
Boston, Massachusetts 02116


Re:	Investors Financial Services Corp.
	Form 10-K filed February 28, 2005
	File No. 0-26996

Dear Mr. Spinney:

	We have reviewed your response letter dated February 15, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004









*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.


						Sincerely,



						Amit Pande
						Assistant Chief Accountant
Investors Financial Services Corp.
John N. Spinney, Jr.
January 30, 2006
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